                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )/1

                               AtheroGenics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   047439 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 9, 2000
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)


-----------------
       1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 047439 10 4                                         Page 2 of 11 Pages

--------------------------------------------------------------------------------
1)   Name of Reporting Person                 Domain Partners
     I.R.S. Identification                    III, L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place                     Delaware
     of Organization
--------------------------------------------------------------------------------
Number of                  5)  Sole Voting    1,406,884 shares
Shares Beneficially            Power          of Common Stock
Owned by Each                                 (including shares
Reporting Person                               issuable upon
With                                           exercise of
                                               warrants)
                           -----------------------------------------------------
                           6)  Shared Voting
                               Power               -0-
                           -----------------------------------------------------
                           7)  Sole Disposi-  1,406,884 shares
                               tive Power     of Common Stock
                                              (including shares
                                               issuable upon
                                               exercise of
                                               warrants)
                           -----------------------------------------------------
                           8)  Shared Dis-
                               positive Power      -0-
                           -----------------------------------------------------

9)   Aggregate Amount Beneficially            1,406,884 shares
     Owned by Each Reporting person           of Common Stock
                                              (including shares
                                               issuable upon
                                               exercise of
                                               warrants)
--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares


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CUSIP No. 047439 10 4                                         Page 3 of 11 Pages


--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                5.9%
     Amount in Row (9)
--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                   PN



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CUSIP No. 047439 10 4                                         Page 4 of 11 Pages

--------------------------------------------------------------------------------
1)   Name of Reporting Person                 DP III Associates,
     I.R.S. Identification                    L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place                     Delaware
     of Organization
--------------------------------------------------------------------------------
Number of                  5)  Sole Voting    48,673 shares
Shares Beneficially            Power          of Common Stock
Owned by Each                                 (including shares
Reporting Person                               issuable upon
With                                           exercise of
                                               warrants)
                           -----------------------------------------------------
                           6)  Shared Voting
                               Power               -0-
                           -----------------------------------------------------
                           7)  Sole Disposi-  48,673 shares
                               tive Power     of Common Stock
                                              (including shares
                                               issuable upon
                                               exercise of
                                               warrants)
                           -----------------------------------------------------
                           8)  Shared Dis-
                               positive Power      -0-
                           -----------------------------------------------------

9)   Aggregate Amount Beneficially            48,673 shares
     Owned by Each Reporting person           of Common Stock
                                              (including shares
                                               issuable upon
                                               exercise of
                                               warrants)
--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares


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CUSIP No. 047439 10 4                                         Page 5 of 11 Pages


--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                0.2%
     Amount in Row (9)
--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                   PN


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CUSIP No. 047439 10 4                                         Page 6 of 11 Pages




                                  Schedule 13G
                                  ------------

Item 1(a) -    Name of Issuer: AtheroGenics, Inc.

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               8995 Westside Parkway
               Alpharetta, GA 30004

Item 2(a) -    Name of Person Filing:

               This statement is being filed by Domain  Partners III, L.P.,
               a  Delaware  limited  partnership   ("Domain  III")  and  DP  III
               Associates, L.P., a Delaware limited partnership ("DP III A") (together, the "Reporting Persons").

Item 2(b) -    Address of Principal Business Office:

               One Palmer Square
               Princeton, NJ  08542

Item 2(c) -    Place of Organization:

               Domain III:  Delaware
               DP III A:  Delaware

Item 2(d) -    Title of Class of Securities:

               Common Stock

Item 2(e) -    CUSIP Number: 047439 10 4

Item 3 -       Statements Filed Pursuant to Rules 13d-1(b) or
               13d-2(b):

               Not applicable.


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CUSIP No. 047439 10 4                                         Page 7 of 11 Pages

Item 4 -       Ownership.

               (a) Amount Beneficially Owned:

               Domain III: 1,406,884 shares of Common Stock
               (including shares issuable upon exercise of warrants)
               DP III A: 48,673 shares of Common Stock (including shares issuable upon exercise of warrants)

               (b) Percent of Class:

               Domain III: 5.9%
               DP III A: 0.2%

               (c) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:
               Domain III: 1,406,884 shares of Common Stock
               (including shares issuable upon exercise of warrants)
               DP III A: 48,673 shares of Common Stock (including shares issuable upon exercise of warrants)


               (ii) shared power to vote or to direct the vote:
                    -0-

               (iii) sole power to dispose or to direct the disposition of:
               Domain III: 1,406,884 shares of Common Stock
               (including shares issuable upon exercise of warrants)
               DP III A: 48,673 shares of Common Stock (including shares issuable upon exercise of warrants)

               (iv) shared power to dispose or to direct the disposition of:
                    -0-

Item 5 -       Ownership of Five Percent or Less of a Class:

               Not applicable.



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CUSIP No. 047439 10 4                                         Page 8 of 11 Pages

Item 6 -       Ownership of More than Five Percent on Behalf of

               Another Person:

               Not applicable.

Item 7 -       Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on by the Parent Company:

               Not applicable.

Item 8 -       Identification and Classification of Members of the Group:

               See Exhibit 2.

Item 9 -       Notice of Dissolution of Group:

               Not applicable.


Item 10 -      Certification:

               Not applicable.


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CUSIP No. 047439 10 4                                         Page 9 of 11 Pages

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             DOMAIN PARTNERS III, L.P.
                                             By:  One Palmer Square Associates
                                             III, L.P., General Partner

                                             By /s/ Kathleen K. Schoemaker
                                                --------------------------------
                                                      General Partner


                                             DP III ASSOCIATES, L.P.
                                             By:  One Palmer Square Associates
                                             III, L.P., General Partner

                                             By /s/ Kathleen K. Schoemaker
                                               --------------------------------
                                                      General Partner



Date: February 9, 2001


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CUSIP No. 047439 10 4                                        Page 10 of 11 Pages

                                                                       EXHIBIT 1
                                  AGREEMENT OF
                            DOMAIN PARTNERS III, L.P.
                                       AND
                             DP III ASSOCIATES, L.P.
                            PURSUANT TO RULE 13d-1(f)
                            -------------------------

     The undersigned hereby agree that the Information Statement on Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of 13d-1(f) under the Securities Exchange Act of 1934, as amended.

                                             DOMAIN PARTNERS III, L.P.
                                             By:  One Palmer Square Associates
                                             III, L.P., General Partner

                                             By /s/ Kathleen K. Schoemaker
                                               --------------------------------
                                                        General Partner


                                             DP III ASSOCIATES, L.P.
                                             By:  One Palmer Square Associates
                                             III, L.P., General Partner

                                             By /s/ Kathleen K. Schoemaker
                                               --------------------------------
                                                      General Partner



Date: February 9, 2001


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CUSIP No. 047439 10 4                                        Page 11 of 11 Pages

                                                                       EXHIBIT 2

                        Identification and Classification
                             of Members of the Group
                       -----------------------------------

     Domain Partners III, L.P.and DP III Associates, L.P. are filing this statement on Schedule 13G as a group.

     Domain Partners III, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square Associates III, L.P., a Delaware limited partnership.

     DP III Associates, L.P. is a Delaware limited partnership. Its sole general
partner  is  One  Palmer  Square   Associates  III,  L.P.,  a  Delaware  limited
partnership.